

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 19, 2010

Via U.S. Mail and Fax (802) 244-5436

Ms. Frances Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, VT 05676

        RE: Green Mountain Coffee Roasters, Inc.
                Form 10-K for the fiscal year ended September 26, 2009
                Filed November 25, 2009
                File No. 001-12340

Dear Ms. Rathke:

       We have reviewed your response letter dated February 11, 2010 as well as your filing and have the following comments. As noted in our comment letter dated February 1, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended September 26, 2009

Controls and Procedures, page 36

Management's Report on Internal Control Over Financial Reporting, page 37

1.   We have read your response to prior comment 1 clarifying that you conducted an assessment of your internal controls over financial reporting as of the end of the fiscal year and concluded that these were effective. We believe that you need to amend your filing to include the missing disclosures. Given your failure to include management's report on internal control over financial reporting, and considering your statement that your disclosure controls and procedures were effective as of September 26, 2009, we believe that you should clarify that your disclosure controls and procedures were not actually effective as of the end of the fiscal year.

       Please note that the failure to complete management's assessment adversely affects the company's and its shareholders' ability to avail themselves of both rules and forms predicated on the timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at the following address.

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarter ended December 26, 2009

Controls and Procedures, page 28

2.   We note that you assess the effectiveness of your disclosure controls and procedures as of September 26, 2009, but have not included the current information required by Item 307 of Regulation S-K. We also note that you filed certifications from the principal officers which incorrectly state that these disclosures were made. Please amend your filing to include the required information. Further, considering your failure to provide these disclosures, it appears that your disclosure controls and procedures were not effective. If you conducted an evaluation and concluded that disclosure controls and procedures were effective as of December 26, 2009, we would expect you to additionally disclose that, in light of the omission, disclosure controls and procedures were not actually effective.

Once you have remedied the problems with your disclosure controls and procedures, to the point where you are able to assert effectiveness, we would expect disclosure clarifying the actions you took to strengthen your disclosure controls and procedures.

Please contact us by telephone in advance of your reply if you require further clarification or guidance. Otherwise, please make the appropriate revisions and file your amendments to your annual and interim reports without delay. Please include an explanatory note at the forepart of each amendment to indicate the reason for the amendment, directing readers to those sections where further details are provided. Please also ensure that you obtain and file updated certifications to comply with Rule 12b-15 of Regulation 12B.

*   *   *   *

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief